UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of, April 2016

Commission File Number: 001-14534

Precision Drilling Corporation
(Exact name of registrant as specified in its charter)

800, 525 - 8 Avenue S.W.
Calgary, Alberta
 Canada T2P 1G1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____                                                                  Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	April 4, 2016	PRECISION DRILLING CORPORATION

By: /s/Veronica H Foley
Name: Veronica H Foley
Title: Vice President, Legal and Corporate Secretary

Exhibit	DESCRIPTION

99.1	PRECISION DRILLING CORPORATION 2016 FIRST QUARTER RESULTS CONFERENCE CALL AND WEBCAST